UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Standard & Poors Maintains ICL'S Global and Local Investment Grade Rating

Item 1

Immediate Report – Standard & Poors Maintains ICL'S Global and Local Investment Grade Rating

The Company hereby reports that Standard & Poor's Global Ratings ("S&P") has maintained the company's international corporate credit rating at BBB- with a stable outlook. The local rating was also maintained at ilAA with stable outlook.

Israel Chemicals Ltd.
Primary Credit Analyst:
Paulina Grabowiec, London (44) 20-7176-7051; paulina.grabowiec@spglobal.com
Secondary Contact:
Hila Perelmuter, RAMAT-GAN (972) 3-753-9727; hila.perelmuter@spglobal.com
Table Of Contents
Rationale
Outlook
Our Base-Case Scenario Company Description Business Risk Financial Risk Liquidity Ratings Score Snapshot Reconciliation Related Criteria
WWW.STANDARDANDPOORS.COM/RATINGSDIRECT NOVEMBER 1, 2017   1

Israel Chemicals Ltd.
Business Risk: SATISFACTORY
CORPORATE CREDIT RATING
Vulnerable  Excellent
bbb- bbb- bbb-
Foreign Currency Rating
Financial Risk: SIGNIFICANT
BBB-/Stable/--
Highly leveraged  Minimal
Anchor  Modifiers Group/Gov't
Rationale
Business Risk: Satisfactory
· One of the leading global potash producers and the largest global bromine producer.
· Competitive advantage from mining in the Dead Sea, which provides access to unique, high-quality raw materials; logistical advantages; proximity to ports; and a more favorable cost position for potash and bromine than peers.
· High synergy in specialty chemicals products that provide added value.
· Cyclical and competitive nature of the fertilizer industry.
· Exposure to regulatory changes and political pressure in Israel pertaining to extending the Dead Sea mining concession.
Financial Risk: Significant
· Higher leverage in recent years although the financial policy supports our expectation of divestments of at least $500 million in 2018-2019 in order to deleverage.
· Large non-discretionary capital expenditure (capex) requirements at related to the Dead Sea concession.
· High maturity burden in 2023 and reliance on refinancing while the Dead Sea concession expires in 2030 and its extension has not yet been approved.
WWW.STANDARDANDPOORS.COM/RATINGSDIRECT NOVEMBER 1, 2017   2

Israel Chemicals Ltd.
Outlook: Stable
The stable outlook reflects our expectation that Israel Chemical Ltd. (ICL) will maintain adjusted debt to EBITDA of 3.5x-4.0x amid the depressed potash and phosphate pricing environment. Our expectations are based on management's policy to continue its asset divestments and using the proceeds to deleverage. We also factor in that its dividend policy was already modified in 2016. The outlook is also based on: the improvement in operating efficiency in the past year; our assessment that ICL will maintain its leading position in core markets; a favorable cost position; and its ability to mitigate the weakness in the phosphate segment by developing specialty products. We expect adjusted debt to EBITDA to be 3.0x at the top of the business cycle and 4.0x at the bottom of the cycle, both commensurate with the current rating. We also expect the company to generate positive free cash flow over time.
Downside scenario
We would consider a negative rating action if the company's debt to EBITDA remained close to 4.0x without near-term prospects of recovery, and its operating performance deteriorated contrary to our expectations. In our view, this scenario is possible if ICL does not deliver on timely asset disposals, or if it implements aggressive business or financial policies, whether by significantly deviating from its publicly stated dividend policy or through sizable leveraged acquisitions. Further deterioration in market conditions that may hurt operating results could also lead to a downgrade.
In the medium-term, we will consider a negative rating action, if the refinancing needs in 2023 will exist alongside with uncertainty regarding the renewal of the Dead Sea concession. In this scenario, we expect refinancing will be difficult to achieve and may weigh on liquidity.
Upside Scenario
We would consider a positive rating action if ICL strengthened its financial risk profile such that its adjusted debt to
EBITDA dropped below 2.5x on a sustainable basis.
Our Base-Case Scenario
WWW.STANDARDANDPOORS.COM/RATINGSDIRECT NOVEMBER 1, 2017   3

Israel Chemicals Ltd.

Assumptions

- 3%-5% annual growth in global potash capacity compared with about 2.3% growth in demand. We expect potash prices to remain at their low level in the next few years due to oversupply.
- Expected 5% growth in global phosphate gross capacity additions in 2017-2018, and 1% in 2019. Annual demand is expected to grow at about 1.6%. Oversupply expected to continue pressuring phosphate prices.
- At the ICL level, we expect lower potash capacity due to the company shutting down an inefficient mine in England. As a result, we expect a decrease in cost per unit in 2017 and only marginal improvement from 2018.
- At the ICL level, we anticipate a decrease in average phosphate production costs in 2017 due to the closure of inefficient production lines in China with no additional material improvement from 2018.
- Stable EBITDA margin, about 19%, due to a shift from commodity fertilizers whose profitability decreased in the past few years to more profitable specialty products.
- Increase in effective tax rate following new tax regime on exploiting natural resources in Israel.
- Annual capex of about $ 670 million from 2018 compared with about $505 million in 2017, due to mandatory investment (including the Dead Sea salt harvest project).
- Dividend distribution of up to 50% of adjusted net income in 2017 and similar amount in 2018.
- About $150 million in proceeds from the IDE sale in 2017. We do not include unsigned asset divestments in our base-case scenario, due to execution risks.

Key Metrics

	2016A	2017E	2018E
Debt/EBITDA (x)	3.8	3.8-4.0	3.5-4.0
FFO/debt (%)	18.8	18-19	18-19
EBITDA margin (%)	19.1	18.5-19.0	19-20

A--Actual. E—Estimate. FFO--Funds from operations.

Company Description

ICL is a multinational company that operates in the manufacturing and marketing of commodity and specialty chemicals in two main divisions:

- The essential minerals division, which includes product lines for potash, magnesium, phosphate, and specialty fertilizers.
- The specialty solution division, which includes three product lines: industrial products, advanced additives, and

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT NOVEMBER 1, 2017 4

1940896 | 301226215

Israel Chemicals Ltd.
specialty food ingredients.
ICL's operations are based primarily on natural resources--potash, bromine, magnesium, and sodium chloride from the Dead Sea; and phosphate rock from the Negev Desert, on the basis of concessions and licenses from the Israeli government. Operations are also based on potash and salt mines in Spain and England and on phosphate mines in China. ICL is the sixth largest global potash producer, and the largest global producer of bromine, purified phosphoric acid, and other materials. ICL is a public company traded on The New York Stock Exchange and on the Tel-Aviv Stock Exchange. The Company's main shareholders are Israel Corporation Ltd (46%) and Potash Corp. of Saskatchewan Inc. (BBB+/Negative/A-2). The public holds the remainder of its shares.
Business Risk: Satisfactory
Strong business position in the potash and bromine markets, competitive advantage stemming from the Dead Sea concession, and ability to develop specialty products to offset lower profit margins in the fertilizers sector.
Our assessment of ICL's business risk profile is based, among other things, on its positions as the sixth largest global potash producer--a market with continuously growing demand and high concentration--and the largest global bromine producer. ICL's business position is satisfactory, underpinned by inherent advantages including direct access to a concentrated source of unique high-quality raw materials in the Dead Sea; good cost position of potash and bromine mining compared with competitors; low storage costs and easier inventory maintenance due to the dry weather in the Dead Sea area; proximity to ports and strategic clients (China and India); and high synergy in manufacturing specialty products. ICL's business position is positively affected by its wide geographic sales spread, which we believe reduces its exposure to demand shifts due to regional factors (for example extreme weather), and by a diversified product portfolio used in many industries.
In the past few years, ICL's specialty products have constituted a gradually larger share of its revenue mix at the expense of commodity fertilizers, due to a sharp price drop in the potash and phosphate markets and a higher growth rate in the specialty products. The company's ability to shift from production of commodities such as potash and phosphate to production of added-value complimentary products has enabled it to maintain sufficient profitability despite significant lower margins in its core segments.
These advantages are partly offset by the weaker fertilizer markets that brought about sharp price drops. We estimate that potash prices will remain low in the next few years due to oversupply, and that phosphate rock prices will remain under pressure on added global capacity, mainly coming from Morocco-based OCP S.A. (BBB-/Stable/--) and Saudi Arabia-based Ma'aden. Another constraining factor for ICL's business risk profile is its dependence on the expansion of its Dead Sea concession by the Israeli Government in 2030, and its exposure to political pressures and regulatory changes. We note that ICL's business position in the phosphate market is weaker than peers, due to relatively low quality of the phosphate rock mined at the Negev desert in Israel, relatively high production costs, and lack of an alternative mining sites while reserves in the current site are dwindling.
WWW.STANDARDANDPOORS.COM/RATINGSDIRECT NOVEMBER 1, 2017   5

Israel Chemicals Ltd.

Israel Chemicals Ltd.

Operating Base-Case Scenario

- A decline of around 2%-3% in revenues in 2017 due to continued weakness in potash and phosphate rock prices.
- Slight increase of about 1% in 2018 revenues, mainly due to relative stabilization of potash prices, alongside moderate growth in the specialty product segments.
- An EBITDA margin of around 19%. Specialty products contribute added value and relatively stable profitability, and partly offset lower margin in commodity fertilizers core segments (potash and phosphate).

Peer comparison

Table 1

Israel Chemicals Ltd. -- Peer Comparison

Industry Sector: Chemical Cos

	Israel Chemicals Ltd.	The Mosaic Co.	Potash Corp. of Saskatchewan Inc.	CF Industries Inc.
Rating as of Nov. 1, 2017	BBB-/Stable/--	BBB-/Stable/NR	BBB+/Negative/A-2	BB+/Negative/--
(Mil. $)	--Fiscal year ended Dec. 31, 2016--			
Revenues	5,363.0	7,162.8	4,456.0	3,685.0
EBITDA	1,024.5	1,314.6	1,310.5	991.6
Funds from operations (FFO)	739.3	1,067.8	989.0	594.6
Operating income	572.5	481.8	556.0	232.7
Interest Expense	187.5	236.3	256.0	401.5
Net income from cont. oper.	-122	297.8	323.0	(277.0)
Working capital changes	130.0	314.2	60.0	(803.0)
Cash flow from operations	971.3	1,309.6	1,314.0	513.6
Capital expenditures	610.0	804.6	882.0	2,045.0
Free operating cash flow	361.3	505.0	432.0	(1,531.4)
Dividends paid	162.0	385.1	809.0	399.0
Discretionary cash flow	199.3	119.9	(377.0)	(1,930.4)
Cash and short-term investments	116.0	673.1	32.0	1,164.0
Debt	3,923.0	3,581.8	5,921.2	5,369.5
Equity	2,659.0	9,622.5	8,199.0	6,492.0
Adjusted ratios				
Annual revenue growth (%)	(0.8)	(19.5)	(29.0)	(14.5)
EBITDA margin (%)	19.1	18.4	29.4	26.9
Return on capital (%)	8.3	3.6	4.0	0.8
EBITDA interest coverage (x)	5.5	5.6	5.1	2.5
FFO cash int. cov. (X)	6.9	8.0	6.2	3.2
Debt/EBITDA (x)	3.8	2.7	4.5	5.4
FFO/debt (%)	18.8	29.8	16.7	11.1
Cash flow from operations/debt (%)	24.8	36.6	22.2	9.6
Free operating cash flow/debt (%)	9.2	14.1	7.3	(28.5)
Discretionary cash flow/debt (%)	5.1	3.3	(6.4)	(36.0)

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT NOVEMBER 1, 2017 6

1940896 | 301226215

Israel Chemicals Ltd.

Financial Risk: Significant

Higher leverage in recent years; financial policy supportive of deleveraging in the next two years

In our assessment of ICL's financial risk profile, we consider the cyclical nature of the agrochemical industry, which leads to credit matrix volatility. We also consider ICL's investment needs, which mainly include maintenance capex and obligations toward the Israeli government as part of the Dead Sea concession (including the salt harvest project). We also consider ICL's dividend distribution requirement as we assume its dividends to be the main source of its parent company, Israel Corp. Ltd., to service its debt.

In response to challenging market conditions and in order to deleverage, ICL implemented cost-reducing steps in 2014-2016, including working capital reduction, capex reductions, terminating non-profitable operations, and cost reduction. These led to the generation of positive free operating cash flows. We believe these steps have been exhausted and expect larger capex in the upcoming years. Management has declared a $500 million divestment plan for 2018-2019. We expect the proceeds to be used for deleveraging. We do not include asset sales that have yet to be signed in our base-case scenario. We estimate adjusted debt to EBITDA of 3.8x-4.0x in 2017, with some deleveraging to 3.5x-4.0x in 2018. While the ratio in 2017 is close to our rating threshold, we qualitatively take into account the timely implementation of the divestment plan in order to maintain the current rating, especially considering the weakness in the potash and phosphate markets. We believe the completion of the stated divestment plan will contribute to ICL's deleveraging in the short to medium term, assuming no deterioration in market conditions.

Cash Flow And Capital Structure Base-Case Scenario

- Annual revenues of $5.2 billion-$5.3 billion in 2017-2018.
- EBITDA of about $1.0 billion in 2017-2018.
- Annual dividend distribution of up to 50% of net profit in 2017 and similar distributions in 2018.
- Positive free cash flow generation in 2018, but smaller than in 2017 due to higher investment requirements. We assume that capex will increase to about $670 million from 2018, compared with about $505 million in 2017, in accordance with regulatory requirements of the Israeli government (including the salt harvest project).

Financial summary

Table 2

Israel Chemicals Ltd. -- Financial Summary

Industry Sector: Chemical Cos

	--Fiscal year ended Dec. 31--				
(Mil. $)	2016	2015	2014	2013	2012
Revenues	5,363.0	5,405.0	6,110.7	6,271.5	6,471.4
EBITDA	1,024.5	1,224.9	1,443.7	1,579.4	1,947.3
Funds from operations (FFO)	739.3	965.7	1,184.2	1,218.5	1,712.5
Operating income	572.5	736.1	966.8	1,186.7	1,599.1
Interest expense	187.5	132.1	131.7	77.0	67.9
Net income from continuing operations	(122.0)	509.0	463.6	818.6	1,300.1

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT NOVEMBER 1, 2017 7

1940896 | 301226215

Israel Chemicals Ltd.

Table 2

Israel Chemicals Ltd. -- Financial Summary (cont.)					
Industry Sector: Chemical Cos					
	--Fiscal year ended Dec. 31--				
(Mil. $)	**2016**	**2015**	**2014**	**2013**	**2012**
Working capital changes	130.0	(167.0)	(3.5)	(61.2)	90.7
Cash flow from operations	971.3	623.7	926.5	1,145.9	1,736.4
Capital expenditures	610.0	598.0	819.2	845.1	719.6
Free operating cash flow	361.3	25.7	107.2	300.8	1,016.9
Dividends paid	162.0	348.0	846.0	634.4	1,022.1
Discretionary cash flow	199.3	(322.3)	(738.8)	(333.6)	(5.2)
Cash and short-term investments	116.0	248.0	247.3	284.7	460.9
Debt	3,923.0	3,786.1	3,234.9	2,448.8	2,073.9
Equity	2,659.0	3,188.0	3,000.2	3,678.7	3,388.3
Adjusted ratios					
Annual revenue growth (%)	(0.8)	(11.5)	(2.6)	(3.1)	(8.4)
EBITDA margin (%)	19.1	22.7	23.6	25.2	30.1
Return on capital (%)	8.3	11.6	15.6	20.3	30.0
EBITDA interest coverage (x)	5.5	9.3	11.0	20.5	28.7
FFO cash int. cov. (x)	6.9	10.2	20.4	26.1	36.7
Debt/EBITDA (x)	3.8	3.1	2.2	1.6	1.1
FFO/debt (%)	18.8	25.5	36.6	49.8	82.6
Cash flow from operations/debt (%)	24.8	16.5	28.6	46.8	83.7
Free operating cash flow/debt (%)	9.2	0.7	3.3	12.3	49.0
Discretionary cash flow/debt (%)	5.1	(8.5)	(22.8)	(13.6)	(0.3)

Liquidity: Adequate

Our assessment of ICL's liquidity reflects our expectation that the ratio between the company's sources and uses will exceed 1.2x in the 12 months starting July 1, 2017, supported by sufficient cash balance and available long-term committed credit lines of about $1.3 billion, with a relatively low maturity burden in the short term. We estimate that the company has good access to the banking system and to the Israeli and global capital markets.

We estimate that the company's principal sources and uses from July 1, 2017, until June 30, 2018, are as follows:

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT NOVEMBER 1, 2017 8
1940896 | 301226215

Israel Chemicals Ltd.

Principal Liquidity Sources	Principal Liquidity Uses
• Available cash and cash equivalents of about $125 million. • Available long-term committed credit facilities of about $1.3 billion. • Operating cash flow of about $700 million. • Proceeds from signed asset sale of about $150 million.	• Long-term debt maturities of about $470 million. • Non-discretionary capex of about $500 million. • Dividend distribution of about $150 million-$180 million.

Ratings Score Snapshot

Corporate Credit Rating

Foreign Currency: BBB-/Stable/--

Business risk: Satisfactory

- **Country risk:** Intermediate
- **Industry risk:** Moderately high
- **Competitive position:** Satisfactory

Financial risk: Significant

- **Cash flow/Leverage:** Significant

Anchor: bbb-

Modifiers

- **Diversification/Portfolio effect:** Neutral (no impact)
- **Capital structure:** Neutral (no impact)
- **Financial policy:** Neutral (no impact)
- **Liquidity:** Adequate (no impact)
- **Management and governance:** Fair (no impact)
- **Comparable rating analysis:** Neutral (no impact)

Stand-alone credit profile : bbb-

Reconciliation

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT NOVEMBER 1, 2017 9
1940896 | 301226215

Israel Chemicals Ltd.

Table 3

Reconciliation Of Israel Chemicals Ltd. Reported Amounts With S&P Global Ratings Adjusted Amounts (Mil. $)

	--Fiscal year ended Dec. 31, 2016--						
Israel Chemicals Ltd. reported amounts							
	Debt	**Shareholders' equity**	**EBITDA**	**Interest expense**	**EBITDA**	**Cash flow from operations**	**Capital expenditures**
Reported	3,384	2,574	892	133	892	966	632
S&P Global Ratings adjustments							
Interest expense (reported)	--	--	--	--	(133)	--	--
Interest income (reported)	--	--	--	--	1	--	--
Current tax expense (reported)	--	--	--	--	(100)	--	--
Operating leases	182.0	--	43.5	12.5	31.0	31.0	--
Postretirement benefit obligations/deferred compensation	453.0	--	(14.0)	20.0	(32.8)	(3.8)	--
Surplus cash	(96)	--	--	--	--	--	--
Capitalized interest	--	--	--	22	(22)	(22)	(22)
Share-based compensation expense	--	--	15	--	15	--	--
Non-operating income (expense)	--	--	--	--	--	--	--
Non-controlling Interest/Minority interest	--	85	--	--	--	--	--
EBITDA - Other	--	--	88	--	88	--	--
D&A - Asset Valuation gains/(losses)	--	--	--	--	--	--	--
Total adjustments	539.0	85.0	132.5	54.5	(152.7)	5.3	(22.0)
S&P Global Ratings adjusted amounts							
	Debt	**Equity**	**EBITDA**	**Interest expense**	**Funds from operations**	**Cash flow from operations**	**Capital expenditures**
Adjusted	3,923.0	2,659.0	1,024.5	187.5	739.3	971.3	610.0

Related Criteria

- Criteria - Corporates - General: Reflecting Subordination Risk In Corporate Issue Ratings, Sept. 21, 2017
- General Criteria: S&P Global Ratings' National And Regional Scale Mapping Tables, June 1, 2016
- Criteria - Corporates - General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014
- General Criteria: National And Regional Scale Credit Ratings, Sept. 22, 2014
- Criteria - Corporates - General: Standard & Poor's Maalot (Israel) National Scale: Methodology For Nonfinancial Corporate Issue Ratings, Sept. 22, 2014
- Criteria - Corporates - Industrials: Key Credit Factors For The Commodity Chemicals Industry, Dec. 31, 2013
- Criteria - Corporates - Industrials: Key Credit Factors For The Specialty Chemicals Industry, Dec. 31, 2013

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT NOVEMBER 1, 2017 10

1940896 | 301226215

Israel Chemicals Ltd.
· General Criteria: Methodology: Industry Risk, Nov. 19, 2013
· General Criteria: Group Rating Methodology, Nov. 19, 2013
· Criteria - Corporates - General: Corporate Methodology, Nov. 19, 2013
· General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013
· General Criteria: Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, Nov. 13, 2012
· General Criteria: Use Of CreditWatch And Outlooks, Sept. 14, 2009
Business And Financial Risk Matrix

   Financial Risk Profile
Business Risk Profile Minimal Modest Intermediate Significant Aggressive Highly leveraged
Excellent aaa/aa+ aa a+/a a- bbb bbb-/bb+
Strong aa/aa- a+/a a-/bbb+ bbb bb+ bb
Satisfactory a/a- bbb+ bbb/bbb- bbb-/bb+ bb b+
Fair bbb/bbb- bbb- bb+ bb bb- b
Weak bb+ bb+ bb bb- b+ b/b-
Vulnerable bb- bb- bb-/b+ b+ b b-
Ratings Detail (As Of November 1, 2017)
Israel Chemicals Ltd.
Corporate Credit Rating
Foreign Currency  BBB-/Stable/--
Senior Unsecured  BBB-

Corporate Credit Ratings History
27-Oct-2016 Foreign Currency BBB-/Stable/--
20-Jun-2016  BBB/Watch Neg/--
29-Oct-2015  BBB/Negative/--
12-Nov-2014  BBB/Stable/--
*Unless otherwise noted, all ratings in this report are global scale ratings. S&P Global Ratings  credit ratings on the global scale are comparable across countries. S&P Global Ratings  credit ratings on a national scale are relative to obligors or obligations within that specific country. Issue and debt ratings could include debt guaranteed by another entity, and rated debt that an entity guarantees.
Additional Contact:
Industrial Ratings Europe; Corporate_Admin_London@spglobal.com
WWW.STANDARDANDPOORS.COM/RATINGSDIRECT NOVEMBER 1, 2017   11

Copyright © 2017 by Standard & Poor’s Financial Services LLC. All rights reserved.

No content (including ratings, credit-related analyses and data, valuations, model, software or other application or output therefrom) or any part thereof (Content) may be modified, reverse engineered, reproduced or distributed in any form by any means, or stored in a database or retrieval system, without the prior written permission of Standard & Poor's Financial Services LLC or its affiliates (collectively, S&P). The Content shall not be used for any unlawful or unauthorized purposes. S&P and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively S&P Parties) do not guarantee the accuracy, completeness, timeliness or availability of the Content. S&P Parties are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, for the results obtained from the use of the Content, or for the security or maintenance of any data input by the user. The Content is provided on an "as is" basis. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, FREEDOM FROM BUGS, SOFTWARE ERRORS OR DEFECTS, THAT THE CONTENT'S FUNCTIONING WILL BE UNINTERRUPTED, OR THAT THE CONTENT WILL OPERATE WITH ANY SOFTWARE OR HARDWARE CONFIGURATION. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the Content even if advised of the possibility of such damages.

Credit-related and other analyses, including ratings, and statements in the Content are statements of opinion as of the date they are expressed and not statements of fact. S&P's opinions, analyses, and rating acknowledgment decisions (described below) are not recommendations to purchase, hold, or sell any securities or to make any investment decisions, and do not address the suitability of any security. S&P assumes no obligation to update the Content following publication in any form or format. The Content should not be relied on and is not a substitute for the skill, judgment and experience of the user, its management, employees, advisors and/or clients when making investment and other business decisions. S&P does not act as a fiduciary or an investment advisor except where registered as such. While S&P has obtained information from sources it believes to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P reserves the right to assign, withdraw, or suspend such acknowledgement at any time and in its sole discretion. S&P Parties disclaim any duty whatsoever arising out of the assignment, withdrawal, or suspension of an acknowledgment as well as any liability for any damage alleged to have been suffered on account thereof.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain nonpublic information received in connection with each analytical process.

S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription) and www.spcapitaliq.com (subscription) and may be distributed through other means, including via S&P publications and third-party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.
STANDARD & POOR'S, S&P and RATINGSDIRECT are registered trademarks of Standard & Poor's Financial Services LLC.

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT          NOVEMBER 1, 2017   12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz

	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 1, 2017